Video Transcript

00:00:00:00 - 00:00:22:03

Speaker 1

Hey, everybody. Jenna Antonucci here with a very enthused rally song of the 22 birth year version by Vekoma. Super excited to be part of the My Race Horse team moving forward with this gal. Hope you guys are gonna be as excited to as you can see, she is lagging so much personality, so hoping you guys will come along with us on her journey.

00:00:22:10 - 00:00:40:11

Speaker 1

As we all know, we had quite an exciting journey last year with Arcangelo and where he brought us. Who knows, maybe she'll take us on a similar journey just, you know, on the other side of the the flowers, they don't always have to be white daisies, but we like white daisies for girl sometime getting into some of the nuts and bolts about Ryelee's Song being by an exciting sire.

00:00:40:11 - 00:01:01:21

Speaker 1

Vekoma, who was obviously quite brilliant with speed. She herself as well related to some really nice runners, having a half sibling that's earned over a couple hundred thousand, which is always nice. The second dam we also had a really nice strong stake horse stake winner, so we're hoping that Miss Rylee can read some of her cliff notes and get us along the same path and get us some nice stakes wins and some big earnings on her.

00:01:01:24 - 00:01:21:21

Speaker 1

She agrees on her journey with us, with my race horse, so can't wait to see what kind of name options you guys have for her. And I'm excited to get to Kentucky this coming spring. I think she's excited to get there too. She'll go to the farm for a couple weeks, let her hair down, be a sassy girl, and then we'll make plans for her for the spring.

00:01:21:21 - 00:01:30:20

Speaker 1

So any questions, please reach out and ask and get involved and look forward to seeing everyone in the coming meets.